Sub-Item 77I: Terms of new or amended securities

The Board of Trustees approved the creation of the Sirios Long/Short Fund (the "Fund"), an additional series of the FundVantage Trust (the "Trust") at a special meeting of the Board of Trustees held on October 30, 2017. The Fund consists of four classes of shares: Class A shares, Advisor Class shares, Institutional Class shares and Retail Class shares. A description of the Fund's Class A shares, Advisor Class shares, Institutional Class shares and Retail Class shares is contained in the Fund's Prospectus and Statement of Additional Information which was filed with the Commission pursuant to Rule 497(c) of the Securities Act of 1933, as amended (the "1933 Act") on May 4, 2018.

The Board of Trustees approved the name change of the BOH Government Money Market Fund to the Pacific Capital U.S. Government Money Market Fund (the "Fund"), an existing series of the Trust, at its March 20-21, 2014 Meeting of the Board of Trustees. The Fund consists of two classes of shares which were approved by the Board of Trustees at its March 14-15, 2018 Meeting of the Board of Trustees: Institutional Class shares and Investor Class shares. A description of the Fund's Institutional Class shares and Investor Class shares is contained in the Fund's Prospectus and Statement of Additional Information each dated May 16, 2018, which was filed with the Commission pursuant to Rule 485(b) of the 1933 Act on May 16, 2018.